April 28, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 2000 and 1999, total revenues decreased 1.5% from $551,732 to $543,235 and total expenses decreased 1.6% from $398,937 to $392,444. As a result, net income decreased 1.3% from $152,795 for the three month period ended March 31, 1999, to $150,791 for the same period in 2000. Occupancy levels for the Partnership's six mini-storage facilities averaged 80.1% for the three month period ended March 31, 2000, and 83.5% for the same period in 1999. Rental revenue decreased primarily as a result of lower occupancy levels. The Partnership is continu-ing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $6,700 (2.0%) primarily as a result of decreases in repairs and maintenance salary and wages expenses, partially offset by an increase in yellow pages advertising costs. General and administrative expenses remained relatively constant.

The General Partners will continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President